Brian F. Faulkner
                           A PROFESSIONAL LAW CORPORATION
     27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
              T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                E: BRIFFAULK@AOL.COM





VIA FEDERAL EXPRESS AND EDGAR


April 4, 2005


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  RMD Technologies, Inc.
     Registration Statement on Form 10-SB
     File No. 0-51109
     Filed January 7, 2004

Dear Mr. Owings:

This letter is in response to your letter of February 3, 2005 with regard to Form 10-SB of RMD Technologies, Inc., a California corporation ("Company"), filed on January 7, 2005. Each comment point in your letter will be addressed below and in an amended Form 10-SB filed on EDGAR:

1. Your comments about the Description of Business section have been noted and changes have been made to this section of the document.

2. The noted phrase under Description of Business has been removed from the document.

3. Your comments about the Services Description section have been noted and changes have been made to this section.

4.  Change made in compliance with comment on this section.

5.  Changes made in compliance with comments on this section.

6. The referenced sentence in the fifth paragraph of the Services Description section has been deleted from the document.

7. Discussion on page 5 has been expanded to include net income amounts along with revenue projections

8. The referenced language in the sixth paragraph of the Services Description section has been deleted from the document.

9. The requested change has been made to the Market Summary section of the document.

10. The requested change has been made to the second bulleted paragraph of that section.

11. The third bulleted paragraph of that section has been expanded as requested.

12. The fourth bulleted paragraph of that section has been expanded as requested.

13. The requested change has been made to the Competitive Comparison section of the document.

14. The referenced language in the Sales Literature section of the document has been deleted.

15. The referenced sentences under Risk Factor (c) and (f) of that section have been deleted. Also, your other comment has been noted.

16. Risk factor (g) should have referenced "bylaws" instead of "articles of incorporation". This change has been made.

17.  The reference language in risk factor (i) has been revised.

18. The last sentences of the fourth paragraph of Risk Factor (i) have been deleted.

19. The requested change has been made to the Overview section of the MD&A.

20. The requested changes have been made to the Results of Operations for the Year Ended May 31, 2004 section of the document.

21, 22, and 23. The Results of Operations under the MD&A has been revised as noted.

24. The text has been amended to make clear that the Company offers services and not products.

25.  See corrected discussion under "Operating Activities".

26.  See corrected discussion under "Operating Activities".

27.  See expanded discussion under "Liquidity and Capital Resources".

28.  See expanded discussion under "Liquidity and Capital Resources".

29.  Changes made to Part I, Item 3 in response to this comment.

30. The requested changes have been made to Mr. Galliher's biography.

31. The requested language has been added under Part I, Item 7, paragraphs (a) and (b).

32.  The requested change has been made to Part I, Item 7, paragraph (b).

33. The language under Item 8 has been revised to make it consistent with the financial statements.

34.  The requested change has been made to Part II, Item 1.

35. The interim financial statements of the Company have been updated through November 30, 2004.

36.  Organizational costs have been expensed

37.  The language in the two noted sections is now correct and consistent.

38. The services were valued at the par value of the stock, $0.001 per share.

39.  See expanded discussion under Part I, Item 3.

40. Cost of sales on the Statements of Operations has been corrected to include direct labor and other costs associated with selling recyclables.

41. Direct labor and other costs associated with selling recyclables has been disaggregated and reflected as cost of sales rather than as part of general and administrative expenses.

42.  Reference to Note 3 has been corrected.

43.  The referenced brackets have been removed.

44. The Company is engaged in the business of disposing of electronic equipment for its customers. One of the methods of disposition the Company uses is to sell equipment that still has a useful life to other entities that can make use of it. Since the Company is being paid to remove the equipment from its customers' premises, it does not have any cost associated with the acquisition of inventory. Part of the normal process of disposal includes shipping the equipment to the Company's warehouse, where it is sorted and prepared for further disposal. Those pieces that can be sold directly to consumers are segregated out and held in the warehouse for sale.

Those that have no further use as complete units, but consist of recyclable parts, are broken down into components and sold in bulk. The Company contracts with other disposal services to remove the remaining scrap which cannot be sold. The additional costs associated with the sale of recyclables are principally labor costs for additional sales personnel.

45. See discussion under "Critical Accounting Policies, Item (b), Revenue Recognition."

46.  See discussion under "Summary of Significant Accounting Policies".

47.  See expanded discussion under "Revenue Recognition".

48.  See expanded discussion under "Revenue Recognition".

49.  The referenced number has been corrected.

50.  See Nos. 37 and 38 above, and the expanded discussion under Part
II, Item 4.

I have enclosed two marked copies of the filed Form 10-SB/A showing the changes made per this letter.

     Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.